03007524

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: SPL WorldGroup B.V.

*CURRENT ADDRESS: Teleportboulevard 140
1043 EJ
Amsterdam, the Netherlands

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 34708 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: [signature]

DATE: 3/14/03

82-34708

RECEIVED

MAR 4 2003

OFFICE OF INTERNATIONAL CORPORATE
FINANCE — CORPORATION FINANCE

SPL WORLDGROUP B.V.
AMSTERDAM, THE NETHERLANDS

Annual Report 2001

ARIS
6-30-01

CONTENTS

MANAGING DIRECTORS' REPORT

MANAGING DIRECTORS' REPORT

The Year in Review

The Company has recently completed a year that has generated USD 87 million in revenue, representing 32% revenue growth year on year. The Company made substantial investments during the year in sales and marketing initiatives that have helped drive this growth and will continue to drive our future growth. Although we are reporting a loss from operations, generally attributable to the first half of the year, the Company had a solid fourth quarter which should carry forward into our new fiscal year. Some significant events have taken place over the past year which we report below.

Launch of CorDaptix™

We are very proud to announce the launch of our new customer management product, CorDaptix™. We timed the launch to occur at the annual CIS conference, held in Albuquerque, New Mexico in May, which is the premier utility conference in the US. We had excellent visibility at the conference and it did not hurt that one of the keynote speakers stated in his address that SPL has licensed more systems to the largest investor-owned utilities in the US than any other IT company. Our CorDaptix solution is a fully web-enabled solution that has been re-architectured to make it the most powerful and flexible customer management solution available to the utility industry. It comprises the key functionality desired by the utility industry today, and is architectured in such a way that new functionality can be easily added through plug-in modules as the industry continues to evolve and new functionality is needed. We are actively marketing CorDaptix not only to new customers, but also to our many existing customers who are using our prior CI*S* ***PL***US® solution.

At the end of June, we celebrated the European launch of CorDaptix at the successful industry conference that was held in Vienna, Austria. The Pan-Asian launch is scheduled for the last week in July in Australia. At the conclusion of this launch program, CorDaptix will be available worldwide as SPL's flagship customer management product.

New Management Appointments

Michael Tabbert joined SPL as our Senior Vice President of Global Sales. Mike came to us from two well-known IT vendors to the utility industry: Indus International and Severn Trent. I am also pleased to announce that Joanne Kelley joined us in May from my former employer, META Group, where she ran META's consulting business. I have asked Joanne to form for us a high-end strategic consulting practice, which will be called our Transformance™ Group. Finally, Hettie Wiesner, who has served SPL in many capacities over the years, has been named our Vice President of International Marketing, based in Australia. Hettie will provide leadership of our marketing initiatives in both EMEA (Europe, Middle East and Africa) and the Asia-Pacific region.

Office News

After many years in our Manila office and no further room to grow, we are moving into larger space. Our Manila staff works on our projects throughout the world and will be a key adjunct to our product development group in developing additional modules to our new CorDaptix product. In Europe, we are increasing our presence as well. In London, we are moving from temporary space to regular offices. In Paris, we are expanding our existing office to better handle our work for Electricité de France. In March, WorldGroup Consulting, our former affiliate, vacated space we were sharing at our San Francisco offices. This has allowed us to consolidate and reduce some of the space we were occupying in San Francisco.

Recent Wins

Over the past few months, we have been awarded various projects. Most recently, through our partner, PeopleSoft, Inc., we won the bid to supply the customer management system to Waste Management, Inc., the largest waste company in the United States. This win was particularly important because it demonstrates the flexibility of our system to address customer management outside of the traditional electric, water and gas utility field. The project was also important because it was a good victory over SAP AG, the German ERP vendor, that has become our principal competitor at large utilities. We also won a large project for the Jacksonville Electric Authority in Florida; Delta Energy, a Rotterdam-based electric company; Nicor Gas in Chicago; Alliant Energy in Wisconsin; and, Eskom, the largest utility in South Africa. In the smaller municipal utility industry, we completed projects for Benton Public Utility District and EnWin Utilities Ltd. in Ontario, Canada.

PG&E Bankruptcy

When we won the PG&E project a few years ago, I am sure no one would have believed that we would have to report that PG&E filed a petition in bankruptcy. PG&E did file a reorganization petition in April to protect itself from price imbalances largely caused by the new laws deregulating the California electric industry. The reorganization procedure is designed to allow PG&E to restructure its debt and return to normal operations. Notwithstanding PG&E's regulatory problems, we remain a strategic vendor to PG&E and continue to do work for them. Since PG&E's bankruptcy filing, our bills for current work continue to be paid on time.

Marketing News

Over the past few months, I believe the Company's marketing efforts have hit their stride. Our product brochures and press kit deliver a professional and consistent message surrounding CorDaptix. The major industry publications feature our product and, since my last letter to the shareholders, I have published various articles in the energy industry press.

Investor Relations

We would like to hear from you if you have any questions our comments. Please contact us at investor_relations@splwg.com or feel free to call me directly at the Morristown, New Jersey office (973) 451-4238.

Personal regards,

CD Hobbs
President and CEO

Amsterdam, February 3, 2003

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET
June 30, 2001

A s s e t s

	June 30, 2001		June 30, 2000	
	USD'000	USD'000	USD'000	USD'000
Fixed assets				
Property and equipment (net)	6,307		5,704	
Other assets	81		123	
Total fixed assets		6,388		5,827
Current assets				
Trade debtors	36,562		18,877	
Stockholders' notes receivable	4,209		2,408	
Deferred income taxes	1,463		3,694	
Other current assets	2,019		2,136	
Cash and cash equivalents	23,439		44,574	
Total current assets		67,692		71,689
Total assets		74,080		77,516

See accompanying notes.

Group equity and liabilities

	June 30, 2001		June 30, 2000	
	USD'000	USD'000	USD'000	USD'000
Group equity				
Stockholders' equity	33,736		36,598	
Total group equity		33,736		36,598
Reserves for liabilities and charges				
Deferred taxes	248		256	
Total reserves for liabilities and charges		248		256
Long-term liabilities				
Long-term debt, net of current portion	–		124	
Total long-term liabilities		–		124
Current liabilities				
Trade creditors	1,961		1,896	
Accrued compensation and related expenses	11,905		11,575	
Other accrued liabilities	8,999		9,977	
Income taxes payable	1,935		9,648	
Deferred revenues	15,241		7,180	
Current portion of long-term debt	55		262	
Total current liabilities		40,096		40,538
Total group equity and liabilities		74,080		77,516

CONSOLIDATED STATEMENT OF INCOME
Year ended June 30, 2001

	June 30, 2001		June 30, 2000	
	USD'000	USD'000	USD'000	USD'000
Net turnover				
Services revenues	75,109		55,971	
License fees	12,251		9,969	
		87,360		65,940
Cost of services	35,805		27,220	
Cost of license fees	614		851	
		36,419		28,071
Gross profit		50,941		37,869
Selling expenses	15,624		9,017	
Product development expenses	7,091		7,376	
General and administrative expenses	30,181		30,312	
Total expenses		52,896		46,705
Financial income, net		2,833		2,004
Loss on ordinary activities before income taxes		878		(6,832)
Current income tax on ordinary activities	(733)		(2,794)	
		(733)		(2,794)
Net loss after ordinary taxation		145		(9,626)
Gain on disposal of discontinued operations, net of income taxes		–		31,356
Income from discontinued operations, net of income tax		–		7,016
Net profit before preferred stock dividends		145		28,746
Preferred stock dividends		(489)		(586)
Net (loss)/profit		(344)		28,160

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended June 30, 2001

	2001	2000
	USD'000	USD'000
Cash flows from operating activities		
Net profit before preferred stock dividends	145	28,746
Adjustments to reconcile net profit to net cash provided by operating activities:		
• Depreciation and amortization	3,032	2,969
• Deferred income taxes	2,107	(431)
• Forgiveness of stockholders' notes receivable	–	36
• Gain on disposal of discontinued operations, net of income tax	–	(31,356)
• Income from discontinued operations	–	(7,016)
• Non cash changes related to issuance of puts and warrants	241	108
• Change in working capital:		
– Trade debtors	(19,760)	875
– Other current assets	159	(950)
– Trade creditors and accrued compensation and related expenses	154	5,071
– Income taxes payable and receivable, net	(7,713)	5,675
– Deferred revenues	8,061	722
– Other liabilities	(1,467)	5,269
Net cash provided by (used in) operating activities	14,925	9,718
Net cash provided by (used in) operating activities for discontinued operations	–	(16,579)
Cash flows provided by/(used in) investing activities		
Purchases of tangible fixed assets	(3,635)	(2,975)
Proceeds from sale of discontinued operations	–	43,188
Net cash provided by/(used in) investing activities	(3,635)	40,213
Net cash used in investing activities for discontinued operations	–	(978)
Cash flows (used in)/provided financing activities		
Proceeds from issuance of common stock	109	508
Exercise of put option by employees	(381)	–
Loans to stockholder	(1,972)	(778)
Tax benefit from stock options exercised		–
Borrowings/(repayments) under bank line of credit, net	–	(4,389)
Borrowings of long-term debt		–
Repayments of long-term debt	(331)	(378)
Net cash (used in)/provided by financing activities (carry forward)	(2,575)	(5,037)

	2001	2000
	USD'000	USD'000
Net cash (used in)/provided by financing activities (brought forward)	(2,575)	(5,037)
Net (decrease) / increase in cash and cash equivalents	(21,135)	27,337
Cash and cash equivalents at beginning of year	44,574	17,237
Cash and cash equivalents at end of year	23,439	44,574

Supplemental disclosure

Cash paid for income taxes, net of refunds	5,533	14,765
Cash paid for interest	59	215

Supplemental disclosure of non cash investing and financing activities

Preferred stock dividends	489	586
Issuance of common stock for stockholder notes receivable		
Cancellation of stockholder note receivable	247	-

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Year ended June 30, 2001

	Preferred stock	Common stock	Translation reserve	Share premium
	USD'000	USD'000	USD'000	USD'000
Balance at June 30, 1999	108	608	58	14,742
Issuance of common stock upon exercise of stock options	–	63	–	1,641
Issuance of warrants	–	–	–	–
Dividends on preferred stock	–	–	–	–
Net profit	–	–	–	–
Spin-off divisions to stockholders	–	–	–	(4,915)
Repurchase spun off shares	–	–	–	–
Foreign currency translation adjustments	(19)	(50)	69	–
Adjustment Series A	–	–	–	523
Balance at June 30, 2000	89	621	127	11,991
Issuance of common stock upon exercise of stock options	–	7	–	178
Dividends on preferred stock	–	–	–	–
Net profit	–	–	–	–
Put option exercised	–	(4)	–	(377)
Cancellation stockholder note receivable	–	(3)	–	(244)
Foreign currency translation adjustments	(10)	(71)	81	–
Balance at June 30, 2001	79	550	208	11,548

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Year ended June 30, 2001

	Issued warrants	Retained earnings	Cumulative translation adjustment	Total share-holders' equity
	USD'000	USD'000	USD'000	USD'000
Balance at June 30, 1999	–	11,093	(3,345)	23,264
Issuance of common stock upon exercise of stock options	–	–	–	1,704
Issuance of warrants	108	–	–	108
Dividends on preferred stock	–	(586)	–	(586)
Net profit	–	28,746	–	28,746
Spin-off divisions to stockholders	–	(11,741)		(16,656)
Repurchase spun off shares	–	(1,196)	–	(1,196)
Foreign currency translation adjustments	–	–	1,214	1,214
Adjustment Series A	–	(523)	–	–
Balance at June 30, 2000	108	25,793	(2,131)	36,598
Issuance of common stock upon exercise of stock options	–	–	–	185
Dividends on preferred stock	–	(489)	–	(489)
Net profit	–	145	–	145
Put option exercised	–	–	–	(381)
Cancellation stockholder notes receivable	–	–	–	(247)
Foreign currency translation adjustments	–	–	(2,075)	(2,075)
Balance at June 30, 2001	108	25,449	(4,206)	33,736

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001

General

SPL WorldGroup B.V. (collectively 'SPL' or the 'Company') is a provider of customer management software solutions to the energy and services related industries in regulated and competitive markets worldwide. SPL, a Netherlands company, was incorporated on March 28, 1994.

Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of SPL, which were originally prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of SPL and its wholly owned subsidiaries. A number of reclassifications and adjustments have been made to certain financial figures to comply with Netherlands legal requirements for the Company. These primarily comprise the presentation of the redeemable convertible preferred stock, Series A, as share capital rather than debt, stockholder loans as current assets rather than a deduction from Stockholders' equity and a put option granted as accrued liabilities rather than equity and the related tax as deferred tax.

In addition, certain additional disclosures have been made for Dutch reporting purposes. All significant intercompany balances have been eliminated in consolidation.

On December 3, 1999, the Company sold its Enterprise Support division in the United States and Australia. On July 1, 2000, the Company effected a 'demerger' transaction under Dutch law pursuant to which the Company's consulting division was transferred to a newly formed Dutch company, WorldGroup Consulting B.V. ('Consulting') and the Company's remaining enterprise support division was transferred to a newly formed Dutch Company, SPL Holdings B.V ('Enterprise Support'). All of the capital stock of these two companies was then distributed in the form of a tax-free spin-off (the 'Spin-off') to all existing stockholders of the Company. The consolidated financial statements are presented as if the Spin-off had taken place on June 30, 2000. The accompanying consolidated balance sheet at June 30, 2000 excludes the assets and liabilities of the Consulting and Enterprise Support divisions. Operating results and cash flows from discontinued operations have also been reclassified in the comparative figures.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

All amounts included in the accompanying consolidated financial statements are stated in United States dollars, which is the reporting currency of the Company. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Assets and liabilities of operations denominated in foreign currencies are translated using the exchange rate at the end of the applicable reporting period. The cumulative effects of foreign currency translation adjustments are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income. The accompanying consolidated statement of income include net foreign currency transaction gains (losses) of approximately USD 1,393,000 and USD 1,089,000 for the years ended June 30, 2001 and 2000 respectively.

Intangible fixed assets

Capitalized purchased software is amortized by the straight-line method over a period of three years.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful lives of the improvements.

Financial fixed assets

Other investments comprising interests of less than 20% are stated at cost, less provision for any permanent diminution in value.

Trade debtors

Trade debtors are stated net of a provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents, which consist primarily of cash and highly liquid short-term investments with insignificant interest rate risk and maturities of three months or less at date of purchase, are stated at cost, which approximates fair value.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit-quality financial institutions. While the Company's business is concentrated in the utilities industry, the Company believes its concentrations of credit risk with respect to accounts receivable is mitigated by the number of geographic areas in which the Company conducts business. Generally, the Company does not require collateral or other security to support customer receivables, which are principally from end users of the Company's products and services. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts, and such differences could be material to the consolidated financial statements.

Included in accounts receivable at June 30, 2001 is USD 3.8 million for software and services from a company that filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company continues to provide services to this customer and payments for services provided subsequent to the bankruptcy filing are being received in accordance with stated payment terms. Realization of the accounts receivable at June 30, 2001 is subject to the outcome of the bankruptcy proceedings, the results of which can not presently be determined.

The trade debtors are stated net of a provision for doubtful accounts of USD 2,994 (2000: USD 3,327).

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, 'Accounting for Income Taxes', which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Pensions

The Company and its subsidiaries have insured contributory pension plans covering substantially all employees.

Other assets and liabilities

All other assets and liabilities are stated at the amounts at which they were acquired or incurred.

Income and expense

Turnover is stated net of discounts and value-added taxes and is accounted for in the year in which the goods or services are delivered. Other income, costs and expenses are allocated to the year to which they relate. Dividends are recorded on an accruals basis.

Stock-based compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' ('APB 25') and related interpretations rather than adopting the alternative fair value accounting provided for under SFAS No. 123, 'Accounting for Stock-Based Compensation'. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

Software development costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ('SFAS') No. 86, 'Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed', under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. For the years ended June 30, 2001 and 2000, costs incurred subsequent to the establishment of technological feasibility have not been significant and all software development costs have been charged to product development expense in the accompanying consolidated statement of income.

Comprehensive income

The Company reports comprehensive income in accordance with SFAS No. 130, 'Reporting Comprehensive Income'. For all years presented, comprehensive income, as reported in the consolidated statement of stockholders' equity, includes net income and foreign currency translation gains and losses.

Revenue recognition

The Company provides computer systems integration and software licenses to customers under contractual arrangements. The Company recognizes revenues in accordance with provisions of Statement of Position ('SOP') 97-2, 'Software Revenue Recognition', as modified by SOP 98-9 and SOP 81-1, 'Accounting for Performance of Construction-Type And Certain Production-Type Contracts'. Revenue is recognized when there is persuasive evidence of an arrangement, the software is delivered, collection is probable, and the fee is fixed or determinable.

Revenue for integration services and related software license fees are recognized at the contract amounts either as the services are performed (for time and material contracts) or under the percentage-of-completion method (for fixed-price contracts). The percentage-of-completion method is dependent on estimates of remaining effort required to complete the project and is determined using the number of hours incurred as compared to the total estimated hours to complete the contract. Actual remaining effort could vary significantly from the estimates, and such differences could be material to the consolidated financial statements. For contracts with customers that require retention amounts, subject to acceptance, such amounts are included in accounts receivable in the accompanying consolidated balance sheet. Losses on contracts, if any, are provided for in full in the period when determined.

When services being performed are essential to the functionality of the software licenses, license revenue is recognized using the percentage-of-completion method and determined by the number of hours incurred as compared to the total estimated hours to complete the contract.

Revenue from maintenance contracts, which is included in service revenue, is recognized ratably over the term of the maintenance agreement, generally one year. These contracts typically call for the Company to provide support, software updates and upgrades to customers.

Royalty fees are generally recognized as they are reported by the reseller and included as license fees in the accompanying consolidated statement of income.

Accounts receivable includes revenue billed under the terms of the contract or agreement, licenses and services revenue recognized but not yet billed, and out-of-pocket expenses that are recoverable from the customer. Revenue earned but not billed at June 30, 2001 and 2000, amounted to USD 2,039,000 and USD 2,921,000, respectively. Accounts receivable also includes retention amounts due to the Company upon completion of the related contract. Retentions included in receivables amounted to USD 3,374,000 and USD 1,290,000 at June 30, 2001 and 2000, respectively, which will be due upon completion of the contract and customer acceptance.

Deferred revenues

Deferred revenues relate primarily to license fees paid in advance of project completion, and maintenance agreements, which are typically paid for by customers in advance of the performance of those services.

Impact of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities'. SFAS in the United States of America No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. The Company is not presently involved with derivative instruments or hedging activities, and, therefore, does not expect that adoption of this Statement will have a material impact on the consolidated financial statements of the Company.

In June 2001, the FASB approved the final standards resulting from its deliberations on business combinations and in July 2001 the FASB issued SFAS No. 141, 'Business Combinations', and SFAS No. 142, 'Goodwill and Other Intangible Assets'. SFAS No. 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. SFAS No. 141, which also includes the criteria for the recognition of intangible assets separately from goodwill, is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS No. 142, which includes the requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them, is effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001, provided they have not yet issued their first quarter financial statements. In all cases, SFAS No. 142 must be adopted as of the beginning of a fiscal year. The nonamortization approach applies to previously recorded goodwill and to previously recognized intangible assets deemed to have indefinite useful lives, as well as goodwill and indefinite lived intangible assets arising from acquisitions completed after the application of SFAS No. 142. In place of amortization, an impairment test must be performed at least annually at the reporting unit level. Any impairment charges on goodwill and indefinite lived intangible asset would be presented as a separate line item within the operating section of the statement of operations. The Company does not expect SFAS No. 141 and SFAS No. 142 to have an impact on its consolidated financial position or results of operations for acquisitions completed by the Company prior to June 30, 2001. Acquisitions subsequent to June 30, 2001 will be accounted for in accordance with these new standards.

Discontinued Operations

Sale of Enterprise Support

On December 3, 1999, SPL completed the sale of its Enterprise Support division in the United States and Australia to Software AG, a German corporation ('SAG'), pursuant to the terms of an Asset Purchase Agreement between the Company and SAG dated November 10, 1999. The Company received cash proceeds of USD 43,188,000, and realized a gain on disposal of USD 31,356,000, net of income taxes of USD 10,723,000.

Spin-off of Divisions

Effective June 30, 2000, the Company and its stockholders approved a transfer of the Company's Consulting division to WorldGroup Consulting B.V. and of the Company's remaining Enterprise Support division to SPL Holdings B.V. (the 'Discontinued Operations'), and the distribution of the capital stock of these two companies, in the form of a tax-free distribution to the Company's existing stockholders, on a pro rata basis such that the stockholders of Consulting and Enterprise Support were the same as the stockholders of the Company immediately prior to the distribution. The combined revenues of Consulting and Enterprise Support were USD 55,352,000 for the year ended June 30, 2000. The results of operation of the discontinued businesses have been presented as income from discontinued operations. The income taxes on operating results of the discontinued operations were USD 2,434,000 for the year ended June 30, 2000.

None of SPL's common general and administrative costs were allocated to the discontinued operations, but rather are included in full in continuing operations for the year ended June 30, 2000.

The components of assets and liabilities as of June 30, 2000, distributed in the Spin-off are summarized below (in thousands).

	In spin-off at June 30, 2000
	USD'000
Assets	
Cash and cash equivalents	16,509
Accounts receivable	12,305
Prepaid expense and other assets	1,628
Property and equipment	1,667
Liabilities	
Accounts payable and accrued liabilities	11,521
Deferred revenue and other	3,360
Dividend payable Preferred Stock Series A	572
Net assets	16,656

Tangible fixed assets

	Computer equipment	Office furniture and equipment	Leasehold improvements	Automobiles	**Total**
	USD'000	USD'000	USD'000	USD'000	USD'000
Cost					
Opening balance	6,393	3,101	1,202	1,273	11,969
Additions/transfers	3,526	27	386	–	3,939
Disposals	–	–	–	(1,170)	(1,170)
Closing balance	9,919	3,128	1,588	103	14,738
Accumulated depreciation					
Opening balance	3,347	1,623	629	666	6,265
Charge for the year	1,775	862	140	255	3,032
Disposals	–	–	–	(866)	(866)
Closing balance	5,122	2,485	769	55	8,431
Net book value at June 30, 2001	4,797	643	819	48	6,307
Net book value at June 30, 2000	3,046	1,478	573	607	5,704

Stockholder notes receivable

Notes receivable in the amount of USD 1,459,000 from stockholders of the Company arising from the issuance of 191,000 shares of common stock to employees were recorded as a reduction of stockholders' equity in the consolidated balance sheets, prepared in accordance with US GAAP but are shown as receivables for Dutch reporting purposes. The full recourse notes bear interest at 7%. Certain of the notes are subject to forgiveness if the respective employees remain employed through June 30, 2001. Stockholder notes receivable totaling approximately USD 36,000 were forgiven in the year ended June 30, 2000. The forgiveness of the notes was recorded as general and administrative expenses in the accompanying consolidated statement of income.

During the year ended June 30, 2000, the Company granted to its former Chief Executive Officer, an option to put to the Company 639,380 common shares owned by the officer at USD 4.20 per share. In connection with this put option, the Company recorded compensation expense of USD 2.8 million during the year ended June 30, 2000, which was included in general and administrative expense in the accompanying consolidated statement of income, with an accompanying increase in accrued liabilities. In March 2001, the former Chief Executive Officer exercised his put option and received additional loans of USD 1,972,000. At June 30, 2001, the put option had not yet been settled and the former Chief Executive Officer had notes to the Company of USD 2,750,000. These notes receivable bear interest ranging from 4.8% to 6.4%.

Stockholders' equity

See notes to Company financial statements.

Reserves for liabilities and charges

	2001	2000
	USD'000	USD'000
Deferred taxes	248	256
Other liabilities	–	–
	248	256

Reserves are substantially long-term in nature.

Long-term liabilities

Current portion long term debt and long-term debt as of June 30, 2001 and 2000 consists of promissory notes with interest rates between 7.5% and 9.7% and with maturity dates in October 2001.

Employee Benefit Plans

The Company has multiple employee benefit plans covering groups of its employees within the United States and throughout the world. These plans provide for post-retirement benefits for all eligible employees. Employee contributions are determined based upon local standards and requirements. The Company's contributions to these plans include both mandatory and discretionary contributions. No discretionary contributions were made during the years ended June 30, 2001 or 2000. Mandatory Company contributions for the year ended June 30, 2001 and 2000 were approximately USD 1,488,000 and USD 1,048,000, respectively.

Stock Option Plan

The Company has stock and stock option plans that cover the issuance of stock purchase rights, incentive stock options and nonqualified stock options (hereinafter collectively referred to as 'options'). The plans provide for the purchase of up to 10,852,872 shares of the Company's common stock. Stock purchase rights, entitling the grantee to purchase restricted stock, may be granted under the 1998 stock plan. Under the terms of all plans, options may be granted to qualified employees, directors and under certain plans, consultants at prices determined by the administrator of the plan on the date of grant.

The exercise price must be equal to at least 85% of the current fair market value of the underlying shares in the case of a nonqualified stock option or 100% in the case of an incentive stock option, except under the 1995 and 1997 Management Stock Option Plans, which permit the granting of options with an exercise price as determined by the Board of Directors, which may be below fair market value of the underlying shares. Vesting periods are determined by the Board of Directors, and are generally three to four years from the date of grant.

Options expire at the earlier of ten years from the plan inception date for incentive and nonqualified stock options granted under the Company's 1995 or 1997 Option Plans (ten years from the grant date under the 1998 Plan), or five years from the time of grant for incentive stock options granted to a 10% stockholder or three months from the date of the optionee's termination of association with the Company.

Information relating to the outstanding stock options is as follows:

		Options outstanding	
	Options available for grant	Number of shares	Weighted average exercise price
	USD		USD
Outstanding at June 30, 1999	1,844,001	4,375,522	2.47
Authorised	4,293,802	–	–
Granted	(3,441,122)	3,441,122	3.99
Exercised	–	(716,609)	1.64
Repurchased	1,676	(1,676)	1.36
Canceled	1,896,559	(1,896,559)	3.52
Outstanding at June 30, 2000	4,594,916	5,201,800	3.13
Granted	(3,343,028)	3,343,028	4.20
Exercised	–	(146,743)	1.72
Canceled	784,197	(784,197)	3.72
Outstanding at June 30, 2001	2,036,085	7,613,888	3.56

The following table summarizes information with respect to stock options outstanding at June 30, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number of shares	Weighted-average exercise price
USD			USD		USD
0.87 – 2.69	1,746,687	4.80	1.97	1,742,086	1.97
3.22 – 3.84	1,972,418	7.60	3.69	1,092,024	3.61
3.85 – 4.20	3,894,783	9.24	4.20	422,106	4.20
	7,613,888	7.80	3.56	3,256,216	2.81

Pro Forma Disclosures of the Effect of Stock-Based Compensation

The weighted-average fair value at the grant date of options granted during the years ended June 30, 2001 and 2000, was USD 0.97 and USD 0,85. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions: risk free interest rate of 4.3%, 60% and 6.0%, no dividend yield, no volatility factor of the expected market price of the Company's common stock and an expected option life of 6 years.

If the Company had recognized compensation cost based on the fair value of the options as prescribed by SFAS No. 123, pro forma net income attributable to common stockholders would be as follows:

	Year ended June 30	
	2001	2000
	USD'000	USD'000
Pro forma net income attributable to common stockholders	(1,383)	27,200

Commitments

The Company leases its office facilities under operating leases with renewal options and escalation clauses expiring through the year 2005. These leases require the Company to pay operating costs, including property taxes, insurance and maintenance and generally contain renewal options and provisions adjusting the lease payments based upon changes in the U.S. Consumer Price Index or local equivalent.

Future minimum lease payments under non-cancelable operating leases having initial terms in excess of one year are as follows (in thousands):

Year ending June 30,	USD'000
2002	2,656
2003	2,885
2004	2,981
2005	3,042
2006	2,849
Total	14,413

Rent expense amounted to approximately USD 2,404,000 and USD 3,022,000, for the years ended June 30, 2001 and 2000 respectively.

The Company is party to various legal disputes and proceedings arising from the ordinary course of general business activities. Depending on the amount and timing of the resolution of these matters, an unfavorable resolution could materially affect the financial position, results of operations and cash flows of the Company.

Related party transactions

Related-Party Licensing Agreement

In February 1999, the Company entered into a Joint Development and Marketing Agreement with PeopleSoft, Inc. ('PeopleSoft'), a stockholder of the Company. This agreement calls for the development and marketing of a PeopleTools version of the Company's proprietary customer information system software ('CIS *PL*US®'). Under this agreement, the Company receives royalties on license and maintenance sales of PeopleTools CIS *PL*US®. A minimum royalty of USD 8 million is due over the five-year period ending June 30, 2003. In each period, the Company recognizes the greater of the amount earned on sales of the PeopleTools product or the minimum annual royalty amount. The Company recognized fees of USD 1.5 million, USD 1.9 million under this agreement in the years ended June 30, 2001 and 2000, respectively.

Business acquisition and disposition

In March 1995, the Company acquired the Treasury Software division of Systems Programming Limited, South Africa, a company that was a related party prior to March 1995. This acquisition was accounted for as a purchase. The purchase price was USD 520,000 of which USD 475,000 was allocated to capitalized software costs, which were amortized over a three-year period, and the remainder was allocated to furniture, fixtures and equipment. Results of operations of this business, which have not been material to those of the Company, are included in the consolidated income statements for periods subsequent to the acquisition date.

On December 31, 1997, the Company sold this business (consisting of the Company's South African subsidiary and certain intellectual property held by the Company's Swiss subsidiary) to the subsidiary's management for USD 1,146,000, subject to certain purchase price adjustments for activity subsequent to the date of sale. The terms of the sale required installment payments of the adjusted sale price to be paid to the Company through June 1, 2001, with a discount for early payment.

As of June 30, 1998, a receivable from the purchaser in the amount of USD 1,281,000 was included in other current assets. In August 1998, the purchaser prepaid USD 1,106,000 of that amount, and received a discount of USD 83,000 for early payment. Sale of the business resulted in a USD 678,000 gain (net of the prepayment discount), which is included in other financial income in the accompanying statement of income for the year ended June 30, 1998. The remaining receivable due to the Company was settled through the repurchase of the purchaser's investment in the Company and payment (on behalf of the purchaser) of taxes and associated with the sale of stock. The stock was repurchased effective June 30, 2001.

Net turnover

The geographical composition of net turnover was:

	2001	2000
	USD'000	USD'000
Non-EU countries	85,258	64,241
EU countries	2,102	1,699
	87,360	65,940

There was no net turnover in the Netherlands during 2001 and 2000.

Financial income

	2001	2000
	USD'000	USD'000
Interest income	1,832	2,345
Interest expense	(96)	(280)
Other	1,097	(61)
	2,833	2,004

Income taxes

The charge for income taxes includes Dutch and foreign income taxes.
The provision for income taxes differs from the amount computed by applying the statutory Dutch rate to pretax income as follows:

	Year ended June 30,	
	2001	2000
	%	%
Dutch statutory rate	35.0	35.0
Unbenefited net operating losses	–	(64.7)
Foreign taxes in excess of Dutch statutory rates	7.9	4.7
Increase in valuation allowance	50.3	–.–
Other	9.6	6.5
Effective income tax rate	83.6	40.9

In respect of the Company, differences can arise as dividend income is not considered taxable and certain expenses non-deductible.

Deferred taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

	June 30, 2001	June 30, 2000
	USD'000	USD'000
Deferred tax assets		
Net operating loss carry forwards	442	150
Compensation accruals	385	308
Accrued expenses	709	3,546
Deferred revenue	1,463	–
Other, net	701	498
	3,700	4,501
Valuation allowance	(2,237)	(808)
Total deferred tax asset	1,463	3,588
Deferred tax liabilities		
Unremitted earnings	150	150
Other net	98	106
	248	256
Net deferred tax assets	1,215	3,438

The valuation allowance increased by USD 1,429,000 and decreased by USD 2,929,000 during the years ended June 30, 2001 and 2000, respectively. Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of June 30, 2001, the Company's subsidiary in the United Kingdom had an operating loss carryforward of approximately USD 500,000, which has no expiration date. Utilization of the Company's loss carryforwards may be subject to annual limitations due to change in ownership provisions in various tax jurisdictions. Any such limitations could result in the expiration of the net operating loss carryforwards before utilization.

Employee information

	2001	2000
	USD'000	USD'000
Wages and salaries	39,378	37,631
Social security costs	2,871	1,465
Pension costs	1,327	1,258
	43,576	40,354

The average number of personnel employed during the year was 606 and 426 for 2001 and 2000 respectively.

BALANCE SHEET
June 30, 2001
(After proposed appropriation of net profit)

A s s e t s

	June 30, 2001		June 30, 2000	
	USD'000	USD'000	USD'000	USD'000
Fixed assets				
Tangible fixed assets	–		871	
Financial fixed assets				
• Investments in subsidiaries	14,968		12,136	
• Other investments	101		101	
Total fixed assets		15,069		13,108
Current assets				
Stockholder notes receivable	4,209		2,408	
Intercompany loan receivables	8,860		5,655	
Other debtors	95		77	
Cash	9,624		4,723	
Total current assets		22,788		12,863
Total assets		37,857		25,971

See accompanying notes.

Stockholders' equity and liabilities

	June 30, 2001		June 30, 2000	
	USD'000	USD'000	USD'000	USD'000
Stockholders' equity				
Share capital	629		710	
Translation reserve	208		127	
Share premium	11,548		11,991	
Issued warrants	108		–	
Retained earnings	18,755		4,446	
Total stockholders' equity		31,248		17,274
Provisions for liabilities and charges		150		150
Long term liabilities				
Loans from group companies		–		109
Current liabilities				
Payable to affiliated companies	–		226	
Taxes payable	153		667	
Accrued expenses	6,306		7,545	
Total current liabilities		6,459		8,438
Total stockholders' equity and liabilities		37,857		25,971

PROFIT AND LOSS ACCOUNT
Year ended June 30, 2001

	2001	2000
	USD'000	USD'000
Inter-company income and expense		
Inter-company interest income, net	47	31
Management fee income	–	7,336
Other	–	1,282
	47	8,649
Other expenses		
General and administrative	–	(7,706)
Other expense/release accruals	67	(711)
	67	(8,417)
Financial income and expense		
Dividends from subsidiaries	14,066	14,322
Bank and other interest	726	443
	14,792	14,775
Net profit before taxation	14,906	15,007
Corporate tax	–	(925)
Net profit	14,906	14,082

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
June 30, 2001

Significant accounting policies

The accounting policies are the same as those described in Notes to Consolidated Financial Statements. Investments in subsidiary companies are stated at cost in the Company's financial statements, less any applicable provisions. Provision is only made against investments when management considers there is a permanent diminution in the value of the investments.
Certain reclassifications have been made to the prior year comparative figures to comply with the current year's presentation.

Tangible fixed assets

Movements in computer equipment during the year comprise of the following:

	USD'000
Cost	
Opening balance	1,424
Disposals	(1,424)
Closing balance	-
Accumulated depreciation	
Opening balance	553
Disposals	(553)
Closing balance	-
Net book value at June 30, 2001	-
Net book value at June 30, 2000	871

Tangible fixed assets is comprised of computer equipment at June 30, 2000.

The tangible fixed assets have been sold to the US subsidiary at net book value.

Financial fixed assets

Movements in investments during the year comprise of the following:

	Subsidiaries	Other investments	Total
	USD'000	USD'000	USD'000
Opening balance	12,136	101	12,237
Capital contributions	2,882	–	2,882
Disposals	(50)	–	(50)
Closing balance	14,968	101	15,069

Stockholders' equity

	Share capital	Translation reserve	Share premium	Issued Warrants	Retained earnings	Total equity
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Opening balance	710	127	11,991	108	4,338	17,274
Shares issued	7	–	178	–	–	185
Net profit	–	–	–	–	14,906	14,906
Translation adjustments	(81)	81	–	–	–	–
Dividends payable	–	–	–	–	(489)	(489)
Put option exercised	(4)	–	(377)	–	–	(381)
Cancellation stockholder note receivable	(3)	–	(244)	–	–	(247)
Closing balance	629	208	11,548	108	18,755	31,248

The issued share capital at June 30, 2001 comprised 11,943,522 shares of Series B Common Stock, 1,120,020 shares of Series A Redeemable Convertible Preferred Stock, and 597,600 shares of Series B Convertible Preferred Stock. (2000: 11,946,436, 1,120,020, and 597,600 shares, respectively). All classes of stock had a par value of NLG .12 (USD .05) at June 30, 2001.

Due to the spin off 30% of the total share premium as per June 30, 2000 has been spun off to the discontinued operations.

Share premium is considered to be denominated in U.S. dollars.

The Company's three classes of common stock have the same features and privileges. Series A and Series B preferred shares may only be converted into Series A and C common shares, respectively.

Preferred Stock

Series A

During the year ended June 30, 1997, the Company issued 1,120,020 shares of Series A redeemable convertible preferred stock for net proceeds of USD 5,246,000. Subject to certain anti-dilution provisions, each share of Series A preferred stock is convertible into one share of Series A common stock. Preferred shares automatically convert into common stock upon a Qualified Initial Public Offering ('Qualified IPO'). A Qualified IPO is defined as a public offering whereby aggregate net proceeds exceed USD 17.5 million and the price per share is at least three times the Series A original issuance price (or USD 11.25 per share). Dividends on the Series A preferred stock are cumulative at 8% of the original issue price. Dividends totaling USD 489,000 and USD 586,000 and were accrued in the years ended June 30, 2001 and 2000, respectively.

These dividends were unpaid as of June 30, 2001 and are included in accrued liabilities in the consolidated balance sheets. At the election of any holder of Series A preferred stock, up to 50% of that holder's dividend may be payable in shares of the Series A common stock. The dividend requirements of the Series A preferred stock must be satisfied prior to payment of any dividends or distributions with respect to the Company's other classes of capital stock. The redemption provision of the Series A preferred permits holders, at any time after October 31, 2001, to redeem their shares with the Company for the price paid plus any accrued dividends.

The portion of dividend payable due to the redemption amounts relating to the Discontinued Operations of USD 572,000 is included in the net assets of discontinued operations.

Series B

During the year ended June 30, 1998, the Company issued 597,600 shares of Series B convertible preferred stock for net proceeds of USD 5,861,000. Subject to certain antidilution provisions, each share of Series B preferred stock is convertible into one share of Series C common stock. Preferred shares automatically convert into common stock upon a Qualified IPO.

At June 30, 2001, aggregate liquidation preferences were USD 3,672000 and USD 4,183,200 for the Series A and Series B preferred stock, respectively. These amounts have been adjusted to reflect the Spin-off. Both Series A and Series B preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their shares are convertible.

Due to the spin off 30% of the share premium of the Series B stock has been spun off to the companies in 2001.

Warrants

In connection with the issuance of Series A preferred stock, the Company issued warrants to purchase 750,400 shares of Series B common stock at an exercise price of USD 3.75 per share. The warrants expire in October 2001 through February 2002.

During the year ended June 30, 2001, the Company issued warrants to purchase 25,000 shares of Series B common stock at an exercise price of USD 4.20 per share. The fair value of the warrants was estimated to be USD 107,500 using the Black-Scholes pricing model. The fair value of the warrants was recorded as general and administrative expense with an accompanying increase in common stock. The warrants are exercisable immediately and expire in August 2007.

Put Option

During the year ended June 30, 2001, 90.381 shares have been repurchased under the put option arrangement and have been cancelled. The provision for the put option has accordingly been released in the amount of USD 397,000.

Shares Reserved for Future Issuance

At June 30, 2001, the Company had reserved 1,120,020 shares of Series A common stock for the conversion of Series A preferred shares; 10,425,373 shares of Series B common stock for future issuance, including 775,400 shares reserved for exercise of warrants and 9,649,973 shares for the exercise of stock options; and 597,600 shares of Series C common stock for the conversion of Series B preferred shares.

Provisions

This comprises provisions for withholding taxes on unremitted earnings of subsidiaries. The provisions are substantially long-term in nature.

Income taxes

The Company's effective tax rate can differ from the standard rate as certain income is considered exempt from taxation and certain expenses not deductible.

Employee information

	2001	2000
	USD'000	USD'000
Wages and salaries	–	3,450
Social security costs	–	134
Pension costs	–	115
	–	3,699

The average number of personnel employed during 2001 and 2000 was 0 and 24, respectively. After the spin off the employees of SPL WorldGroup B.V. were transferred to the US subsidiaries.

Remuneration of the managing directors

Remuneration (including pension costs) of current and former Managing Directors amounted to USD 913,121 and USD 412,577 for the years ended June 30, 2001 and 2000, respectively.

Guarantees

The Company made no third party guarantees during the year ended June 30, 2001. The Company has, or will, in accordance with Article 403, guaranteed the debts of its Dutch subsidiaries. Separate publication of the respective company's financial statements is therefore not required.

Subsidiaries

Most significant subsidiaries	Location	% Ownership
• Computer Applications International B.V. (in liquidation)	The Netherlands	100%
• SPL WorldGroup Software Inc.	Switzerland	100%
• SPL WorldGroup Inc.	USA	100%
• SPL WorldGroup Ltd.	United Kingdom	100%
• SPL WorldGroup (UK) Ltd.	United Kingdom	100%
• SPL WorldGroup Philippines, Inc.	Philippines	100%
• SPL WorldGroup Ltda	Brazil	100%
• SPL WorldGroup (China) Ltd (in liquidation)	Hong Kong	100%
• WorldGroup Systems Support, Inc.	USA	100%
• SPL WorldGroup Software, Inc.	USA	100%

Most significant subsidiaries	Location	% Ownership
• SPL WorldGroup 2000 Ltd.	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

Managing directors

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

Most significant subsidiaries	Location	% Ownership
• SPL WorldGroup 2000 Ltd,	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

Managing directors

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

Most significant subsidiaries Ownership	Location	%
• SPL WorldGroup 2000 Ltd,	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

Managing directors

CD Hobbs

Alicia Rothard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

Most significant subsidiaries	Location	% Ownership
• SPL WorldGroup 2000 Ltd.	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

Managing directors

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

Most significant subsidiaries	Location	% Ownership
• SPL WorldGroup 2000 Ltd,	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

Managing directors

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley I. Meresman

Trevor Winer

Moshe Mor

JOB ARCHI
SPL
(415) 974-8966
1 OF 2

SPL WORLDGROUP B.V., AMSTERDAM

Most significant subsidiaries Ownership	Location	%
• SPL WorldGroup 2000 Ltd,	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

Managing directors

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

Most significant subsidiaries	Location	% Ownership
• SPL WorldGroup 2000 Ltd,	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

Managing directors

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

OTHER INFORMATION

Appropriation of net profit

According to Article 24 of the Company's articles of association, the annual meeting of stockholders determines the appropriation of the Company's net profit for the year.

The Managing Directors propose that the net profit after the preferred stock dividends for the year be added to retained earnings and the balance carried forward pending a decision of the stockholders in the general meeting. This proposal has been included in the financial statements.

Subsequent event

Subsequent to June 30, 2001, the Company changed its year end to December 31 resulting in an eighteen month financial period from July 1, 2001 to December 31, 2002.

AUDITORS' REPORT

Introduction
We have audited the financial statements of SPL WorldGroup B.V. for the year ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the Company as of June 30, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, February 3, 2003

Ernst & Young Accountants

Ernst & Young Accountants